NEWS RELEASE

ELD No. 10-05

TSX: ELD   NYSE: EGO  ASX: EAU

March 8, 2010

Eastern Dragon Resource and Reserve Update

42% Increase in Proven and Probable Ounces

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “We”), is pleased to announce an update to the mineral resources and mineral reserves for the Eastern Dragon Project in Heilongjiang Province, PRC. Eastern Dragon is a high grade epithermal vein system that will be mined by a combination of open pit and underground methods. We consider the exploration potential of the area to be excellent and have budgeted US$2.4 million in exploration expenditures for 2010.

This update includes drill holes from the 2009 diamond drilling program, which consisted of 77 holes totaling 16,000 meters. This program was designed to test the along strike extension of the ore body and to provide in-fill drilling coverage.

Table 1 shows the re-calculated resources and reserves as of March 1, 2010. The measured and indicated gold ounces have increased by 47% to 852,000 ounces, with an additional 190,000 ounces in the inferred category.  Proven and probable gold reserves have increased by 42% to 747,000 ounces.

Table 1:

Eastern Dragon Reserve Category		February 2010					December 2009					Difference
		Tonnes	Gold Grade	Silver Grade	In-Situ Gold Ounces	In-Situ Silver Ounces	Tonnes	Gold Grade	Silver Grade	In-Situ Gold Ounces	In-Situ Silver Ounces	In-Situ Gold Ounces	In-Situ Silver Ounces
		(x1,000)	(g/t)	(g/t)	(x1,000)	(x1,000)	(x1,000)	(g/t)	(g/t)	(x1,000)	(x1,000)	(%)	(%)
Mineral Resources
	Measured	800	12.48	91	322	2,400	600	11.20	83	220	1,600	46%	50%
	Indicated	2,700	6.04	67	530	5,900	1,600	7.20	73	361	3,700	47%	59%
	Measured + Indicated	3,500	7.50	73	852	8,300	2,200	8.30	76	581	5,300	47%	57%
	Inferred	2,200	2.67	20	190	1,500	1,200	5.00	50	196	1,900	-3%	-21%

Mineral Reserves
	Open pit
	Proven	363	12.40	80	144	935	203	10.30	53	68	348	112%	169%
	Probable	111	10.20	104	37	373	181	12.80	82	74	479	-50%	-22%
	Proven + Probable	474	11.90	86	181	1,308	384	11.50	67	142	827	27%	58%
	Underground
	Proven	474	10.00	81	153	1,237	448	9.60	82	138	1,176	11%	5%
	Probable	1,826	7.00	68	413	4,007	1,131	6.80	66	247	2,401	67%	67%
	Proven + Probable	2,300	7.70	71	566	5,244	1,579	7.60	70	385	3,577	47%	47%
	Total
	Proven	837	11.04	81	297	2,172	651	9.80	73	206	1,524	44%	43%
	Probable	1,937	7.18	70	450	4,380	1,312	7.60	68	321	2,880	40%	52%
	Proven + Probable	2,774	8.42	74	747	6,552	1,963	8.40	70	527	4,404	42%	49%

Notes:  1) Dr. Yumin Qiu (MAIG), Director of Geology and New Projects PRC for the Company, is the qualified person responsible for the Eastern Dragon Mineral Resource estimate. 2) Dr. John Chen (MAusIMM) Manager – Mining, Technical Services for the Company, is the qualified person responsible for the Eastern Dragon Mineral Reserve estimate. 3) Cut-off grade for the resources is 1.0 g/t Au. 4)  Cut-off grade for open pit and underground reserves are 1.2 g/t Au and 2.5 g/t Au, respectively.  5) Metal prices used for the reserve estimate are US$825/oz for gold and US$10/oz for silver.  6) The Eastern Dragon mineral reserves are inclusive to the mineral resources.

“The increases in the Eastern Dragon resources are encouraging and clearly validate our enthusiasm for this project. We have an aggressive drilling program planned for Eastern Dragon area in 2010 which will not only continue exploring the main ore zone but will for the first time systematically test the numerous parallel vein structures in the surrounding area”, commented Paul N. Wright, President & Chief Executive Officer.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Turkey, Greece and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

CAUTIONARY CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the update to the mineral resources and mineral reserves for the Eastern Dragon Project.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the  integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the  costs of acquisition higher than anticipated; ability to complete acquisitions; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2009 and technical reports filed under the Company’s name at www.sedar.com.

Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions applicable under National Instrument 43-101.  There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the

New York Stock Exchange (NYSE: EGO). Eldorado’s CDIs trade on the Australian Securities Exchange

(ASX: EAU). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy Woo, VP, Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

             Website: www.eldoradogold.com

Request for information packages: info@eldoradogold.com